

LAWRENCE HUNT FASHION, INC.

Abstract

Lawrence Hunt designs and distributes sweat-wicking dress shirts using a patent-pending design and process to integrate 100% cotton fabric and performance fabric technology into one shirt.

Jeff Schattner
jeff@lawrencehunt.co

I.   Business Overview

Lawrence Hunt (the "Company") designs and distributes sweat-wicking dress shirts for both retail consumers and as uniforms for businesses. The Lawrence Hunt dress shirt uses a patent-pending design and process (provisional utility method patent and patent-pending design patent) to seamlessly integrate advanced performance fabric technology within the underarm of a traditional cotton dress shirt to produce a hybrid shirt that combines the advantages of both fabrics. The Company officially launched its first collection of dress shirts in 2016 after a successful Kickstarter campaign in 2014 made it one of the top ten most funded dress shirts on Kickstarter.

The Company was founded in 2014 by Jeff Schattner. Jeff is a two-time graduate of the University of Michigan – Stephen M. Ross School of Business. Jeff has spent over 10 years working in Business and Finance, with a focus on process improvement, at PricewaterhouseCoopers, Fiat-Chrysler, and most recently, Altimetrik Corporation.

II.   Market Opportunity/Problem

Sweat is unavoidable for most men and women when active or in high-pressure situations. Donning sweat-stains on your dress shirt at the office gives the impression that you are nervous or unprepared, and could impact performance and career advancement. A study published by professors at the Kellogg School of Management, titled "Enclothed Cognition," (a play on the term "embodied cognition," the idea that bodily sensations can affect how we think and feel) found that wearing certain items of clothing identified with certain qualities could help improve performance.

Professional apparel has not effectively evolved to combat the effects of high-pressure situations or an active lifestyle. The main reason for this is that performance fabrics used by athletes to fight sweat do not retain the "professional look" the workplace requires.

III.   Company Solution

The Product

Lawrence Hunt solves this problem by using a patent-pending design and process to bring material typically reserved for athletic apparel into a traditional cotton dress shirt appropriate for the workplace. The body, collar, and cuffs of the dress shirt are 100% cotton, while the underarm is 100% moisture-wicking performance fabric. Lawrence Hunt has redesigned the dress shirt to remove the cotton in the underarm and insert the fabric technology to maintain the cotton feel on the body but add performance benefits. The Company uses a sublimation heat-transfer process to match the fabric patterns so that the continuity of the shirt pattern is maintained. The curvature design surrounding the underarm sweat area and used to insert and integrate the performance fabric and cotton fabric is claimed within the design patent. The process of using two separate fabrics and matching both for use in one article of clothing is claiming within the utility method provisional patent. The Company plans to continue to expand its product line, using similar concepts to build other professional apparel such as pants, polos, etc.

Customer Value Proposition

The dress shirts on the market today are either 100% cotton, a blend of two fabrics, or 100% polyester. No other dress shirt or article of clothing combines two distinct fabrics into one article to provide the full benefit of each fabric. The customer receives a dress shirt with premium cotton fabrics and performance benefits of athletic wear. The few competitors that market themselves as sweat-wicking dress shirts use 100% polyester fabric and cost the customer 50% more than the Lawrence Hunt shirts. At a lower cost the customer can receive a true dress shirt made with 100% premium cotton and that is also breathable and sweat-wicking. Maxim Magazine described the Lawrence Hunt shirts as "sharp-looking dress shirts with subtle, moisture-wicking fabric underneath the arms – the ultimate office appropriate work shirt/gym shirt hybrid." A survey of Lawrence Hunt's initial customers revealed that approx. 94% would come back and buy another shirt (depending on future styles), and that over 83% were likely to extremely likely to recommend Lawrence Hunt to a friend or colleague.

Market

Lawrence Hunt operates in the multi-billion dollar professional apparel market. The market is dominated by such brands as Ralph Lauren, Brooks Brothers, HUGO Boss, Calvin Klein, etc. The overall online menswear segment rose to $10 billion at the end of 2014 and expects to have the largest growth over the next five years according to WWD research. Most importantly, dress shirt sales continue to rise. The sale of men's dress shirts rose approximately 10% to $3 billion in 2014, according to market researcher NPD Group, even as sales of men's suits fell. E-commerce menswear is expected to continue to grow at a 14% rate over the next five years. The online women's clothing market continues to outsell men by two to one; yet, growth rates for men are higher.

Within the professional apparel there are four primary customer groups that the Company is targeting:

1. Modern professional males and females – 24 – 54 years old who are active in and out of the office, value work-life balance, as well as their appearance.
2. Big & Tall professionals – 24 – 54 years old who have a propensity to sweat.
3. Retail stores that reach the 24-54 year old professional demographic.
4. Uniform rental suppliers, providing uniforms to service industry professionals such as caterers, waiters, hotel clerks, etc.

IV.   Competition

Lawrence Hunt has three primary competitor groups: 1) traditional dress shirt brands that design and manufacture 100% cotton dress shirts, such as Ralph Lauren, Brooks Brothers, HUGO Boss, Jos A. Banks, etc. 2) performance dress shirt brands designing sweat-wicking dress shirts, such as Mizzen and Main and Ministry of Supply, and 3) uniform dress shirt brands designing white and black shirts for the service industry, such as Van Heusen, Wilshire, etc.

	Lawrence Hunt	Traditional Dress Shirt Brands	Performance Dress Shirt Brands	Uniform Dress Shirt Brands
Cost	$$	$$	$$$	$
Performance Features (sweat-wicking technology)	***	*	****	**
Professional Features (look and feel)	****	****	**	**
Quality	***	****	***	*

Customer Service	****	**	****	**
Product Lines	++	++++	+++	++

Lawrence Hunt is able to differentiate itself from its competitors by providing a unique alternative. It provides more "performance" features than the traditional dress shirt brands, and more "professional" features than the performance dress shirt brands. A strong utility process patent in combination with the design patent provides the ability to continue this differentiation. In addition, the Company is able to provide more personal attention and quality customer service to its customers and clients, increasing its ability to innovate and take new products to market. As the Company grows it will continue to have a maniacal focus on customer service in order to differentiate itself.

V.   Business Model

Lawrence Hunt designs and distributes dress shirts from Detroit, MI. The dress shirts are primarily manufactured by contract manufacturers in Asia. The Company uses Detroit Sewn, a manufacturing facility in Pontiac, MI for quality assurance reviews and manufacturing of its high-end line of clothing. All finished dress shirts are stored in the Company's warehouse and fulfillment center, Fulex, in Warren, MI. Returns and damaged goods are fixed at Detroit Sewn. The Company's performance fabric is supplied by EclatUSA, a L.A. based fabric supplier. Lawrence Hunt's high-end line of clothing has over 80% of its cost originating from the U.S.

All dress shirts sold through the Company's website are sold direct to consumer. Dress shirts that are sold at wholesale to retailers such as Amazon are sold direct to the retailer, who then sell to the customer. The white and black shirts sold as uniforms under Lawrence Hunt – Standard are sold direct to uniform suppliers or direct to uniform consumers. The dress shirts retail between $65 and $90, and wholesale between $30 and $40. A high-end line of Made in Michigan (yet to launch) will retail over $120. From time to time the Company will offer customer promotions ranging from 10% to 20% for first time purchases. A lower-end uniform line of shirts will wholesale between $20 and $25.

VI.   Marketing & Sales

Lawrence Hunt sells its Fashion & Retail products direct to consumers online through its own website and other retail channels such as Amazon. The Company will focus primarily online, but look for strategic distribution relationships in retail stores. Lawrence Hunt sells its Uniform products direct to restaurants, hotels, and other businesses either online through its Lawrence Hunt – Standard website, or through Sales Representatives. The Company sells direct to uniform suppliers and uniform rental companies through Sales Representatives. Early adopters have provided strong initial feedback. Over 93% of survey respondents have said they would buy another dress shirt, and over 83% said that they are likely to highly likely to recommend Lawrence Hunt to a friend or colleague.

Fashion & Retail

Growth of the Fashion & Retail products will come through digital marketing optimization of social media advertising (Facebook) and search engines (Google Adwords), marketing through other digital platforms, celebrity endorsements and use of celebrity social media, growth and marketing on Amazon, and a team of Sales Representatives targeting various brick and mortar wholesale accounts. Online orders will increase as the team continues to optimize its online advertising and lower its customer acquisition cost; thus, enabling the Company to continue to increase advertising spend. The Company

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has lowered its customer acquisition cost significantly in its first eight months of operations with constant testing and data analysis. Currently, the Company is one of the first results to appear in Google when users search for "dress shirts for sweat" or a similar term or combination.

The Company has signed a multi-year endorsement agreement with the starting catcher from the Detroit Tigers, James McCann, and is in negotiation with two other celebrity athletes. The combined reach of all celebrity athletes across social media platforms is over 350k. The Company will continue to consider additional endorsements in the future to grow in specific markets.

Uniforms
Growth of the Uniform business will come from the Company's sales representatives building relationships with restaurant chains and hospitality holding companies, other service related businesses, as well as uniform suppliers.

VII.   Management Team

Lawrence Hunt was founded by Jeff Schattner in 2014, and is the named inventor of both patents Jeff serves as the company's President and CEO. Jeff is a two-time graduate of the University of Michigan – Ross School of Business, and brings over 10 years of business and leadership experience to Lawrence Hunt, serving in financial leadership roles at PricewaterhouseCoopers, Fiat-Chrysler, and Altimetrik Corporation. Jeff was one of the inaugural members of The Runway Incubator in 2015, the first fashion incubator of its kind in Michigan.

John Glase was brought on the Lawrence Hunt team to lead digital development and growth. John graduated from the University of Michigan with a Bachelor of Science in Economics in 2005. Previously, John was the sixth employee at the innovative tech startup, LiveCareer (www.livecareer.com), where he was in charge of business development and digital marketing. Most recently John was a consultant for a New York tech company and venture management fund, Metric Collective, specifically leading growth and development for its digital marketing portfolio company, Dandelion. The first Lawrence Hunt hires will be in the areas of product development, marketing and social media, and sales. The Company plans to begin hiring additional staff after its initial Seed round.

Advisors
David Broner – Former Chairman and CEO of Broner Incorporated. David led bronersaftey.com and bronerhats.com for 35 years, with a focus on sales management and marketing.

Karen Buscemi – Founder/President of the Detroit Garment Group and CEO of Detroit Sewn.

Michael Schaefer – CEO, Dawning Associates. Creates strategy, marketing and implementation plans for a variety of industries.

VIII.   Financials

Income Statement	2016	2017	2018	2019	2020
Units Sold					
Net Revenue	81,072	340,379	1,099,095	3,738,575	14,323,096
Cost of Goods	19,125	71,344	223,907	702,715	2,534,171
Gross Margin	**61,947**	**269,036**	**875,188**	**3,035,859**	**11,788,925**
General and Administrative	32,433	87,820	165,760	257,035	263,389
Sales and Marketing	102,090	225,684	824,012	2,213,542	7,081,112
Research and Development	-	-	159,792	297,294	306,213
Operating Expenses	134,523	313,504	1,149,564	2,767,871	7,650,714
EBITDA	**(72,577)**	**(44,468)**	**(274,376)**	**267,988**	**4,138,211**
Net Income	**(72,868)**	**(46,282)**	**(279,376)**	**139,807**	**2,683,797**
Cash Balance	**123,159**	**1,041,776**	**643,416**	**2,906,724**	**4,809,553**
Aggregate Outside Equity	**215,000**	**1,215,000**	**1,215,000**	**3,715,000**	**3,715,000**
Total FTE	**1**	**1**	**6**	**8**	**8**
Total Online Units	**1,089**	**4,018**	**12,610**	**39,576**	**142,720**

The five year pro-forma income statement uses eight-month actuals and the following assumptions:

- Based on customer acquisition cost after eight months of operations. Customer acquisition cost is expected to drop 10% a year, from repeat purchases, additional brand awareness, and referrals. The industry average for reorders is 10%.
- Growth of wholesale business is based on competitor research and preliminary discussions with Sales Representatives.
- Financing amounts and timing of fundraising is consistent with competitor information.